[redacted]

SE 12012987 IISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49514

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELLIOTT DAVIS BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 VERDAE BOULEVARD, SUITE 504
(No. and Street)

GREENVILLE (City) SC (State) 29607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALLEN GILLESPIE 1-864-288-4221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. W. HUNT AND COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

POST OFFICE BOX 265 (Address) COLUMBIA (City) SC (State) 29202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Allen R. Gillespie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elliott Davis Brokerage Services, as of February 27, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____
Signature

Principal, COO
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELLIOTT DAVIS
BROKERAGE SERVICES, LLC

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

**(Pursuant to paragraph (d) of Rule 17a-5
of the Securities and Exchange Act of 1934)**

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
GREENVILLE, SOUTH CAROLINA

TABLE OF CONTENTS

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM F. QUATTLEBAUM, CPA, CVA
WILLIAM T. POUNCEY, CPA
DAVID J. FRYER, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1524
jwhunt.com

INDEPENDENT AUDITOR'S REPORT

The Members
Elliott Davis Brokerage Services, LLC
Greenville, South Carolina

We have audited the accompanying statement of financial condition of Elliott Davis Brokerage Services, LLC (the "Company"), as of December 31, 2011, and the related statements of operations, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1, 2, and 3 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

J. W. Hunt and Company, LLP

February 27, 2012

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$	90,720
COMMISSIONS RECEIVABLE		51,325
PREPAID EXPENSES		15,113
ESCROW DEPOSIT		65,000
INTANGIBLE ASSET, net of accumulated amortization		15,448
TOTAL ASSETS	**$**	**237,606**

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE	$	6,998
PAYABLE TO PARENT		650
TOTAL LIABILITIES		7,648
MEMBER'S EQUITY		229,958
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**237,606**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2011

REVENUES	
Brokerage revenue	$ 1,357,275
Other revenue	38,700
	1,395,975
OPERATING EXPENSES	
Clearing charges	260,449
Registration,licensing and compliance fees	77,455
Other	31,593
	369,497
NET INCOME	**$ 1,026,478**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2011

	Total
Balance, December 31, 2010	$ 283,480
Net income	1,026,478
Distribution of profits to member	(1,080,000)
Balance, December 31, 2011	**$ 229,958**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

OPERATING ACTIVITIES	
Net income	$ 1,026,478
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	1,314
Net changes in operating assets and liabilities:	
Commissions receivable	37,430
Prepaid expenses	(113)
Accounts payable	5,265
Net cash provided by operating activities	1,070,374
INVESTING ACTIVITIES	
Escrow deposit	(15,000)
Net cash used by investing activities	(15,000)
FINANCING ACTIVITIES	
Distributions to Member	(1,080,000)
Net cash used by financing activities	(1,080,000)
Decrease in cash and cash equivalents	(24,626)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	115,346
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 90,720**

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Nature of Operations and Acquisition

Elliott Davis Brokerage Services, LLC (the "Company"), which has representatives in Greenville, Anderson, and Charleston, South Carolina and Charlotte, North Carolina, commenced operations on September 18, 2008 as a result of an acquisition by Elliott Davis Investment Advisors, LLC (the "Member"). The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA").

Date of Management's Review

Subsequent events were evaluated through February 27, 2012, which is the date the financial statements were available to be issued.

Revenue recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash equivalents

All short-term, highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents.

Commissions Receivable

Commissions receivable represent December commissions received in January and do not require an allowance for uncollectible amounts.

Income taxes

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax return of its member.

Personal assets and liabilities of the member

In accordance with the generally accepted method of presenting limited liability company financial statements, the financial statements do not include the personal assets and liabilities of the member, including its obligation for income taxes on its distributive share of net income of the Company or its rights to refunds on its net loss, nor any provision for income tax expense or an income tax refund. The member does not have any personal liability for any obligations of the Company.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INTANGIBLE ASSET

The gross carrying amount, accumulated amortization as of December 31, 2011 and amortization expense are as follows:

Gross carrying amount	$19,720
Accumulated amortization	4,272
Net intangible asset	15,448
Amortization expense	$ 1,314

Estimated amortization expense for each of the next five years is expected to be $1,314. The asset is being amortized on the straight line basis over 15 years.

NOTE 3 - INCOME TAXES

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for tax years prior to 2008.

NOTE 4 - RELATED PARTY

In January 2009, the Company entered into an agreement with its Member to sub-lease office space under an operating lease with an initial term of 31 days at a monthly rent of $650. The lease may be renewed on a month to month basis by mutual consent and can be canceled with 90 days notice to the Member. The Company paid $7,800 in rent during the year with $650 payable at December 31, 2011. The Company has no direct employees but uses the services of employees of the Member. No value has been placed on these services.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital, as defined, of $171,882 which was $121,882 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .0445 to 1. See Supplementary Schedule 1 for these calculations.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2011

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SEC
December 31, 2011

NET CAPITAL

TOTAL MEMBER'S EQUITY		$ 229,958
ADD		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		229,958
DEDUCT		
Nonallowable assets from Statement of Financial Condition:		
Prepaid expenses	$ 15,113	
Accounts receivable - non-allowable	27,422	
Intangible asset	15,448	57,983
Net capital before haircuts on securities positions		171,975
Haircuts on securities		93
Net capital		**$ 171,882**

AGGREGATE INDEBTEDNESS

LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 7,648
ADD	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Total aggregate indebtedness	**$ 7,648**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**4.45%**

RECONCILIATION TO FOCUS REPORT

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 171,882
Audit adjustment to record an allowable mutual fund receivable	-
Net capital per above	**$ 171,882**

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2011

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts that are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits in all suspense accounts over thirty calendar days	-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	-
Total credit items	-
DEBIT BALANCES	
Debit balances in customers' cash and margin excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days	-
Total debit items	-

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

There are no material differences between this schedule and the Company's unaudited quarterly filing of the Part IIA FOCUS report.

ELLIOTT DAVIS BROKERAGE SERVICES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC
DECEMBER 31, 2011

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
Number of items	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	-
Number of items	-
	-

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for or owe money or securities to customers. The Company effectuates all financial transactions on behalf of customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM F. QUATTLEBAUM, CPA, CVA
WILLIAM T. POUNCEY, CPA
DAVID J. FRYER, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1524
jwhunt.com

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

The Members
Elliott Davis Brokerage Services, LLC
Greenville, South Carolina

In planning and performing our audit of the financial statements of Elliott Davis Brokerage Services, LLC (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Financial Industry Regulatory Authority ("FINRA"), the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. W. Hunt and Company, LLP

February 27, 2012

J. W. HUNT AND COMPANY, LLP

JOHN C. CREECH, JR., CPA
ANNE H. ROSS, CPA
WILLIAM F. QUATTLEBAUM, CPA, CVA
WILLIAM T. POUNCEY, CPA
DAVID J. FRYER, CPA

CERTIFIED PUBLIC ACCOUNTANTS

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PRIVATE COMPANIES PRACTICE SECTION AND
CENTER FOR PUBLIC COMPANY AUDIT FIRMS

CPA ASSOCIATES INTERNATIONAL, INC.,
A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTING FIRMS

MIDDLEBURG OFFICE PARK
1607 ST. JULIAN PLACE
POST OFFICE BOX 265
COLUMBIA, SC 29202-0265
803-254-8196
866-299-8196
FAX 803-256-1524
jwhunt.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

The Members
Elliott Davis Brokerage Services, LLC
124 Verdae Boulevard, Suite 504
Greenville, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Elliott Davis Brokerage Services, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries specifically Wachovia check number 1101 for $174 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers to the client-prepared schedule of adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by verifying formulas on the client-prepared schedule, agreeing amounts to the general ledger as appropriate and recomputing amounts on Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J. W. Hunt and Company, LLP

February 27, 2012

elliott davis
investment advisors

124 Verdae Boulevard
Suite 504
Greenville, SC 29607

Phone: 864.288.2849
Toll Free: 866.626.5295
Fax: 864.288.5218
www.ediadvisors.com

February 28, 2012

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 29 2012
Washington, DC
123

Re: Elliott Davis Brokerage Services, LLC
CRD # 41608

Enclosed please find two copies of the 2011 Audited Financial Statements of Elliott Davis Brokerage Services, LLC, along with the SIPC Supplement Report.

Sincerely,

Patricia A. Cross

Patricia A. Cross
Operations Manager